FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	McCaw(1)	Craig	O.		Nextel Communications, Inc. (NXTL)				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	2300 Carillon Point						10/30/02 10/31/02

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	Kirkland,	Washington	98033						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Class A Common													100,000(1)		(1)		(1)

	Class A Common													371,950(2)		(2)		(2)

	Class A Common													(3)		(3)		(3)

	Class A Common													27,223,922(4)		(4)		(4)

	Class A Common													(5)		(5)		(5)

	Class A Common													19,706(6)		(6)		(6)

	Class A Common													(7)		(7)		(7)

	Class A Common													20,000(8)		(8)		(8)

	13% Preferred Stock Series D													1,000(9)		(9)		(9)

	Class A Common													80,000(9)		(9)		(9)

	Class A Common													20,000(10)		(10)		(10)

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Forward Sale Contract(4)		Notional Amount(4)						J(4)			(4)	(4)		(4)	(4)

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Class A Common	(4)		(4)		(4)		I		(4)

        Explanation of Responses:

  (1)
  The Reporting Person, Craig O. McCaw, is the designated filer on his own behalf and on behalf of Dennis M. Weibling and J. Timothy Bryan. Messrs. McCaw, Weibling and Bryan are Directors and are subject to Section 16 reporting requirements.

  (2)
  Shares owned directly by Eagle River Investments, LLC. The Reporting Person is a member and manager of Eagle River Investments, LLC.

  (3)
  Shares owned directly by Eagle River Holdings, L.L.C. ("ERH"), a wholly-owned subsidiary of Eagle River Investments, LLC. Mr. Bryan and Mr. Weibling have no reportable beneficial ownership interest in any shares owned by ERH.

  (4)
  Shares owned directly by Digital Radio, LLC ("DR"). Mr. McCaw is the manager of Eagle River Investments, LLC, which in turn is the manager of DR. The Reporting Person is a member and the manager of Eagle River Investments, LLC which is a member and the manager of DR. Mr. McCaw disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Mr. Bryan and Mr. Weibling have no reportable beneficial interest in any shares owned by DR. DR entered into a series of deferred sale transactions on the date set forth below with a broker-dealer firm pursuant to which DR received a notional amount of cash on such dates against the future settlement of the number of shares set forth opposite such dates (collectively, the "Shares"), in the form of a variable rate forward sale contract (the "DR Contract").
Date	Number of Shares
10/30/02	1,872,057
10/31/02	914,069

    The DR Contract provides DR with a modified put option and the counterparty with a modified call option with respect to the Shares. In each such transaction, the "options" are both exercisable on 4/30/04, the date the DR Contract expires. Pursuant to the DR Contract, at the expiration date, DR must deliver the Shares, or a lesser number of shares which shall be determined based on the share price on the expiration date, to the counterparty.

  (5)
  25,407,922 Shares owned by entities wholly owned or controlled by the Reporting Person are subject to a series of deferred sale transactions with broker-dealer firms pursuant to which such subsidiaries received a notional amount of cash against the future settlement of such shares in the form of a variable rate forward sale contract.

  (6)
  In February of 2000, 5,931,418 shares (adjusted for a subsequent stock split) were contributed by the Reporting Person to ICO Teledesic Global Limited ("ITGL") as a capital contribution. ITGL entered into a deferred sale transaction on March 9, 2000 with Chase Securities, Inc. pursuant to which ITGL received a notional amount of cash against the future settlement of 5,911,712 shares in the form of a variable rate forward sale contract. ITGL is now known as ICO Global Communications (Holdings) Limited.

  (7)
  Option Acquisition, L.L.C.("OA"), an entity controlled by the Reporting Person. 4,568,196 shares are subject to a series of deferred sale transactions with a broker-dealer firm pursuant to which OA received a notional amount of cash against the future settlement of such shares in the form of a variable rate foward sale contract.

  (8)
  Shares owned directly by On Eagles' Wings, LLC, a family LLC of Mr. Weibling's, in which he is the managing member and shares a 60% ownership interest with his wife. Mr. McCaw and Mr. Bryan disclaim ownership of such shares.

  (9)
  Shares owned directly by The Weibling Living Trust. Dennis Weibling is the Trustee of the trust. Mr. McCaw and Mr. Bryan disclaim ownership of such shares.

  (10)
  Shares owned directly by Mr. Bryan. Mr. McCaw and Mr. Weibling disclaim ownership of such shares.

Joint Filer Information
Names:	Craig O. McCaw Dennis M. Weibling J. Timothy Bryan
Address:	2300 Carillon Point Kirkland, Washington 98033
Designated Filer:	Craig O. McCaw
Issuer and Ticker Symbol:	Nextel Communications, Inc. (NXTL)
Date of Event Requiring Statement:	10/30-31/02
/s/ C. JAMES JUDSON	11/01/02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.